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Holland & Knight LLP | www.hklaw.com

David S. Cole

703.720.8630

David.cole@hklaw.com

June 7, 2017

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC  20549

Mail Stop 3030

Re:	Emergent Capital, Inc.
Amendment No. 2 Schedule TO-I
Filed May 26, 2017
SEC File No. 005-86093

Dear Mr. Duchovny:

On behalf of Emergent Capital, Inc. (the “Company”), we hereby respond to the Commission Staff’s comment letter, dated June 1, 2017, regarding the Amendment No. 2 to Schedule TO filed with the Commission on May 26, 2017.  In accordance with your letter, in those instances that you have requested additional information, we have provided the additional information in this letter.  Please note that for the Staff’s convenience we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter.

In addition, we have simultaneously filed a copy of Amendment No. 3 to the Company’s Schedule TO (the “Schedule TO”) and this letter via EDGAR.  For your review, we are providing by electronic mail a comparison document marked to show changes from the Schedule TO filed on April 18, 2017, as previously amended and supplemented by Supplement No. 1 to the Company’s offer to exchange, filed on May 26, 2017 and Amendment No. 1 to Schedule TO filed on May 16, 2017.

Offer to Exchange

Cautionary Note Regarding Forward-Looking Statements, page 3

1.                                      We note your response to our prior comment 7 and your revised disclosure. Please revise further to clarify that the safe harbor protections for forward-looking statements contained in Section 27A of the Securities Act of 1933 do not apply to statements made in connection with a tender offer.  See Section 27A(b)(2)(C) of the Securities Act of 1933.

The Company has amended the Offer to Exchange to disclose that any forward-looking statement made in connection with a tender offer is not subject to the protections of Section 27A of the Securities Act of 1933.

Questions and Answers about the Exchange Offer, the Consent Solicitation and the Rights Offering

When will I receive the consideration payable…, page 8

2.                                      We note your response to our prior comment 10 that you expect to issue the consideration in this offer on the Settlement Date, which will occur concurrently with the closing of the Transactions and that “the Company cannot state with any reasonable certainty when the closing of the Transactions can take place because the closing of the Transactions cannot occur until after the Company concludes its annual meeting of its stockholders.” Please tell us how this constitutes prompt payment pursuant to Rule 13e-4(f)(5) or Rule 14e-1(c).

The Company has amended the Offer to Exchange to clarify that the Settlement Date will occur promptly following the Expiration Date and no later than two (2) business days following the Expiration Date.  With this clarification, the Company respectfully believes that the issuance of consideration on the Settlement Date constitutes prompt payment pursuant to Rule 13e-4(f)(5) or Rule 14e-1(c).  As previously disclosed, the Company “expects to extend the Expiration Date if the parties to the Transactions are not prepared to consummate and close all of the Transactions substantially simultaneously.”

Did any holders of Old Notes agree to participate…, page 9

3.                                      We note your response to our prior comment 13.  Please revise to name all persons that are a party to the Master Transaction Agreements as required by Item 5 of Schedule TO and Item 1005(e) of Regulation M-A.  Please file the executed Master Transaction Agreements as exhibits to the Schedule TO as required by Item 12 of Schedule TO and Item 1016(d) of Regulation M-A.

The Company has amended the Offer to Exchange to name all persons that are a party to the Master Transaction Agreements and has filed the executed Master Transaction Agreements, and any amendments thereto, as exhibits to the Schedule TO.

Summary Pro Forma Consolidated Financial Information

Consolidated Ratio of Earnings to Fixed Charges for Fiscal Years 2012 through 2016 and for Quarter Ended March 31, 2017 (Actual and Pro Forma)

4.                                      There appear to be footnotes to this disclosure that are not contained in the Offer to Exchange. Please revise your disclosure to include the missing footnotes.

The Company has amended the Offer to Exchange to include the missing footnotes.

If you have any questions regarding the above, please contact the undersigned at (703) 720-8630.

Sincerely yours,

/s/ David S. Cole

David S. Cole